XL House One Bermudiana Road Hamilton HM08 P.O. Box HM 2245 Hamilton HMJX Bermuda
Phone:	+1 441 292 8515
Fax:	+1 441 292 8618
www.xlgroup.com

June 14, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Mr. Rosenberg:

RE:	SEC Letter dated June 6, 2011
XL Group plc, Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File Number 001-10804

We respectfully submit the following responses to the comments included in your letter dated June 6, 2011, relating to the staff’s review of XL Group plc’s (the “Company’s”) Form 10-K for the Fiscal Year Ended December 31, 2010 (the “2010 Form 10-K”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Balance Sheet Analysis Investments, page 103

1.	Please provide us proposed disclosure to be included in future periodic reports that states the source of your investment ratings levels in the tables included on pages 103 through 107 and of the filing. If more than one source is used, please discuss in your proposed disclosure how the ultimate rating used in the table is determined.

Response: In response to the staff’s comment, the Company will include in future periodic reports a footnote to the tables referenced in your comment that will contain disclosure to clarify that the ratings applied to individual securities in the Company’s investment portfolio represent averages of ratings from Standard & Poor’s, Moody’s Investors Service and Fitch Ratings.

The footnote would have read as follows if it had been included in the 2010 Form 10-K:

The credit rating for each asset reflected above was determined based on the weighted average rating of the individual securities from Standard & Poor’s, Moody’s Investors Service and Fitch Ratings.

In addition, the Company will expand the disclosure included on page 22 of the 2010 Form 10-K under “Item 1. Business – Investments – Investment portfolio credit ratings, duration and maturity profile” to be substantially in the following form:

XL Group plc
Directors: R. Ayer (US) D.R. Comey (US), R.R. Glauber (US), H.N. Haag (CH), J. Mauriello (US),
M.S. McGavick (US), E.M. McQuade (US), C.S. Rose (US), E.E. Thrower (US), J.M. Vereker (UK)
Reg. Office: 1 Hatch Street Upper, Dublin 2, Ireland
Registered in Dublin, Ireland Reg No. 482042	An XL Group company

Credit ratings applied to individual securities for purposes of disclosure and analysis represent the average credit rating from Standard & Poor’s, Moody’s Investors Service and Fitch Ratings.

It is the Company’s policy to operate the combined P&C and Life (“aggregate”) fixed income portfolio with a minimum weighted aggregate average credit rating of Aa3/AA–. The aggregate average credit rating is determined based on the weighted average rating of securities. The weighted average credit rating of the aggregate fixed income portfolio was AA at December 31, 2010 and 2009.

Notes to Consolidated Financial Statements
Note 19. Commitments and Contingencies
(g) Claims and Other Litigation, page 214

2.	You state on page 215, “Legal actions are subject to inherent uncertainties, and future events could change management’s assessment of the probability or estimated amount of potential losses from pending or threatened legal actions. Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company’s financial position or liquidity at December 31, 2010.” Please provide us proposed disclosure to be included in future periodic reports that includes the information required by ASC 450-20-50-4.

Response: In response to the staff’s comment, in future periodic reports, the Company will expand its disclosure to specifically address the disclosure requirements of ASC 450-20-50 as it relates to estimating losses that are considered by management to be reasonably possible, substantially in the following form:

If management believes that, based on available information, it is at least reasonably possible that a material loss (or additional material loss in excess of any accrual) will be incurred, the Company discloses an estimate of the possible loss or range of loss, either individually or in the aggregate, as appropriate, if such an estimate can be made, or discloses that an estimate cannot be made. Based on the Company’s assessment as at [date], no such disclosures are considered necessary.

As it related to the class action and related tag along cases disclosed on pages 214 and 215 of the 2010 Form 10-K within the Notes to the Consolidated Financial Statements, a description of the nature of the contingency was provided in accordance with ASC 450-20-50. Because management had concluded at the time of the filing of such report that it was reasonably possible that these matters would result in a loss within a range that was estimable, but that such amounts were immaterial, no additional disclosures were considered necessary.

* * * * *

We acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact me at (441) 294-7385.

Yours sincerely,

/s/ Stephen Robb

Stephen Robb
Corporate Controller